Exhibit 1

For Release

Compugen Retains Porter Novelli Life Sciences for
U.S. Corporate Communications Initiative

TEL AVIV, ISRAEL, September 9, 2008 – Compugen Ltd. (Nasdaq: CGEN) today announced that it has retained Porter Novelli Life Sciences to design and execute an investor and public relations campaign to achieve greater recognition of Compugen’s accelerating commercial progress and broadly applicable drug and diagnostic discovery capabilities in the U.S. financial and media communities.

During the past few years, Compugen has begun to capitalize on its decade-long research focus on obtaining deeper and predictive understandings of life at the molecular level. Based on the proprietary and unique capabilities resulting from this focused research, the company has developed and validated a series of powerful discovery platforms – and through the use of these platforms is establishing a growing inventory of validated product candidate discoveries as well as a growing list of commercial partners to advance Compugen discoveries into the clinic.

“With our initial discovery platforms consistently generating validated, new discoveries, we are now targeting the establishment of commercial partnerships with leading pharmaceutical and biotechnology companies that will help drive the future value of our company,” stated Compugen president and CEO Alex Kotzer. “Therefore, as we continue to leverage our unique R&D capabilities through additional platforms, product candidates and collaborations, it’s important for Compugen to increase its visibility within the U.S. media and investment community, and we are very pleased to have Porter Novelli guiding us in this effort.”

“We are excited to be working with such a promising and largely unrecognized pioneer in the mission-critical business of substantially improving drug and diagnostic discovery,”said Carin Canale, president of Porter Novelli Life Sciences. “Compugen’s unique predictive biology-based capabilities and approach are best understood in the context of its growing list of top-tier partnerships and track record of achieving new validated drug candidates, targets and biomarkers. We look forward to assisting Compugen in delivering its compelling and unique story to select media and investors.”

Porter Novelli Life Sciences provides a broad range of services including communication planning and counseling, investor relations, integrated marketing and public relations for companies focused in science and enabling technologies, medical devices, diagnostics, emerging pharmaceuticals/biopharmaceuticals and healthcare information technologies. Porter Novelli Life Sciences’ offices are located in Boston, Los Angeles, New York and San Diego. Porter Novelli Life Sciences is a unit of Porter Novelli, a global communication firm with 100 offices in 60 countries.

About Compugen

Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and revenue sharing agreements. The Company’s increasing inventory of powerful and proprietary discovery platforms is enabling the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. These discovery platforms are based on the Company’s decade-long focus on the predictive understanding of important biological phenomena at the molecular level. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. (TASE: EVGN.TA), to utilize the Company’s in-silico predictive discovery capabilities in the agricultural biotechnology field. For additional information, please visit Compugen’s corporate Web site at www.cgen.com and Evogene’s corporate Web site at www.evogene.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

U.S. contacts:

Investors:	Media:
John Quirk	Arash Khurana
Porter Novelli Life Sciences	Porter Novelli Life Sciences
Email: jquirk@pnlifesciences.com	Email: arash.khurana@porternovelli.com
Tel: (212) 601-8296	Tel: (212) 601-8290